Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Pretax income from continuing operations before adjustment for noncontrolling interest	$18,245	$68,222	$34,998	$48,229	$53,513

Adjustments
Equity in income in unconsolidated joint ventures	116	88	(108)	—	(204)
Fixed Charges	82,090	76,400	65,413	71,985	62,846
Distributed income of equity investees	346	371	171	—	3,308
Capitalized interest	(2,244)	(1,430)	(2,934)	(3,194)	(5,820)

Earnings as Defined	$98,553	$143,651	$97,540	$117,020	$113,643

Fixed Charges
Interest expense	$75,104	$71,229	$62,752	$69,209	$58,812
Capitalized interest	2,244	1,430	2,934	3,194	5,820
Amortization (accretion) of debt discounts (premiums), net	2,818	2,221	(1,902)	(2,102)	(3,289)
Amortization of loan fees	1,924	1,520	1,629	1,684	1,503

Fixed Charges	$82,090	$76,400	$65,413	$71,985	$62,846

Ratio of earning to Fixed Charges	1.20	1.88	1.49	1.63	1.81